RMS

18006742

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-66750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torch Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4006 Austin Meadow Dr.
(No. and Street)

Sugar Land (City) TX (State) 78749 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Driscoll 281-208-3480
(Area Code – TelephoneNumber)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr. (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

President

Title

Notary Public

JAIR CHEDRAOUI
Notary Public, State of Texas
Comm. Expires 07-12-2020
Notary ID 129050578

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Office
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2017

TORCH SECURITIES, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Torch Securities, LLC

Table of Contents

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Torch Securities LLC,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Torch Securities LLC as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Torch Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Torch Securities LLC's management. My responsibility is to express an opinion on Torch Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Torch Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Torch Securities LLC's financial statements. The supplemental information is the responsibility of Torch Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA

I have served as Torch Securities LLC's auditor since 2018

Sugar Land, TX

February 22, 2018

TORCH SECURITIES, LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	8,873
Other assets	$	75
Total assets	$	8,948

LIABILITIES AND MEMBERS' EQUITY

Members'equity		
Members' Equity	$	97,135
Deficits	$	(88,187)
Total members' equity	$	8,948
Total liabilities and members' equity	$	8,948

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Income (Loss)
For the year ended December 31, 2017

REVENUE	
Total revenue	$ 60,482
EXPENSES:	
Guaranteed payments	53,416
Accounting & Taxes	550
Other operating expenses	6,465
Total expenses	$ 60,431
NET INCOME BEFORE INCOME TAXES	$ 51
NET INCOME	$ 51

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2017

	Members' Equity	Net Income	Total Members' Equity
Unadjusted balance at January 1, 2017	$ 97,135	$ (88,238)	$ 8,897
Member's contribution		0	0
Distributions		0	0
Net income		51	51
Ending balance at December 31, 2017	$ 97,135	$ (88,187)	$ 8,948

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	51
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		0
Net cash used in operating activities	$	51
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided in financing activities	$	0
Increase in cash	$	51
Cash - beginning of year	$	8,822
Cash - end of period	$	8,873

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Business Activity

Torch Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Note 2: Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided per SAB 104 and FASB guidelines. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies (cont.)

Guaranteed Payments

Guaranteed Payments represent amounts paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2017.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-l, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $8,948 of which $3,948 was in excess of its required minimum net capital per SEC Rule 15c3-1. The Company had no aggregate indebtedness.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC820 Measurements and Disclosures for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Note4: Fair Value(cont)

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC') issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company. For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 5: Recently issuedaccountingstandards (cont)

ASU #	Title	Effective Date
2014-01	Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues TaskForce)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles-Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15,2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Provision for Taxes

The Company as an LLC is treated as a disregard for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the sole member. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-l(a) of the Income Tax Regulations (Tax Regulations), for the years 2013, 2014, and 2015 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2017. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2017.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals. As a sole member of Torch Securities, LLC, the company used the home of Mr. O'Driscoll the Company's President and CEO as the main office.

Note 9: Members contribution

During 2017, members did not make cash contributions to the Company.

Note10: Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2018. Subsequent events have been evaluated through this date.

TORCHSECURITIES, LLC

Statement of NetCapital
Schedule I
For the year ended December 31, 2017

	Focus12/31/17		Audit 12/31/17		Change
Member's equity, December 31,2017	$	8,948	$	8,948	$ 0
Subtract • Non allowable assets:					
Other asset					
Tentative net capital	$	8,948	$	8,948	$ 0
Haircuts:					
NETCAPITAL	$	8,948	$	8,948	$ 0
Minimum net capital		(5,000)		(5,000)	
Excess net capital	$	3,948	$	3,948	$ 0
Aggregate indebtedness	$	0		0	
Ratio of aggregate indebtedness to net capital		0		0	

There was nodifference noted between theAudit and Focus report as of December 31,2017.

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC
Statement of Net Capital (continued)
December 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Torch Securities LLC,

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Torch Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Torch Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) Torch Securities LLC stated that Torch Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Torch Securities LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Torch Securities LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray, CPA

Sugar Land, TX

February 22, 2018

Torch Securities,LLC

Jennifer Wray, CPA

February 26, 2018

Torch Securities, LLC's Exemption Report

Torch Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following Provisions of 17C.F.R.§240.15c3-3 (k):(2)(i)

(2) The Company met the Identified exemption provisions in 17 C.F.R. § 240.15c3-3(k):(2)(i) throughout the most recent fiscal year without exception.

Torch Securities, LLC

By:

Thomas O'Driscoll, President